UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 22, 2011, Husky Energy Inc. filed its Management Information Circular for its Annual Meeting of Shareholders, the Notice of Annual Meeting of Shareholders and Form of Proxy with Canadian securities and regulatory authorities on the System for Electronic Document Analysis and Retrieval.  The Notice of Annual Meeting of Shareholders, the Management Information Circular (including Schedule A thereto) and the Form of Proxy are attached hereto as Exhibits 99.1, 99.2 and 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: March 22, 2011

HUSKY ENERGY INC.
707 - 8th Avenue S.W.
Calgary, Alberta
T2P 1H5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held in the Palomino Ballroom, BMO Centre, Stampede Park, Thirteenth Avenue and Third Street S.E., Calgary, Alberta on the 27th day of April, 2011 at 10:30 a.m. (Calgary time), for the following purposes:

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2010;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.  Only shareholders of record at the close of business on March 16, 2011 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 21st day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Girgulis
Vice President, Legal & Corporate Secretary

IMPORTANT

Your participation at the Meeting is important.  If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose.  To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 25, 2011, or on the second last business day preceding any adjournment of the Meeting.

MANAGEMENT

INFORMATION

CIRCULAR

MARCH 21, 2011

Notice of Annual Meeting of Shareholders Wednesday, April 27, 2011 at 10:30 a.m. BMO Centre, Palomino Ballroom Stampede Park 13th Avenue and 3rd Street S.E. Calgary, Alberta, Canada

Husky Energy

HUSKY ENERGY INC.
707 - 8th Avenue S.W.
Calgary, Alberta
T2P 1H5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held in the Palomino Ballroom, BMO Centre, Stampede Park, Thirteenth Avenue and Third Street S.E., Calgary, Alberta on the 27th day of April, 2011 at 10:30 a.m. (Calgary time), for the following purposes:

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2010;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. Only shareholders of record at the close of business on March 16, 2011 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 21St day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Girgulis
Vice President, Legal & Corporate Secretary

IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 25, 2011, or on the second last business day preceding any adjournment of the Meeting.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING QUESTIONS AND ANSWERS	1

PRINCIPAL HOLDERS OF VOTING SECURITIES	4

BUSINESS OF THE MEETING	5

CONSOLIDATED FINANCIAL STATEMENTS	5
ELECTION OF DIRECTORS	5
APPOINTMENT OF AUDITORS	16

OTHER MATTERS TO BE ACTED UPON	17

EXECUTIVE COMPENSATION	17

COMPENSATION DISCUSSION AND ANALYSIS	17
TOTAL COST OF COMPENSATION	23
PERFORMANCE GRAPH	23
SUMMARY COMPENSATION TABLE	24
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	25
INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR	26
DEFINED CONTRIBUTION PENSION OPTION PLAN	26
EMPLOYMENT AGREEMENTS	27
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28

REPORTS OF OTHER COMMITTEES	28

AUDIT COMMITTEE REPORT	28
COMPENSATION COMMITTEE REPORT	31
CORPORATE GOVERNANCE COMMITTEE REPORT	32
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT	33

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	34

ADDITIONAL INFORMATION	34

SCHEDULE A - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

HUSKY ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 2011

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 27th day of April, 2011 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Meeting.

Enclosed with this Circular is a form of proxy (Form of Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation's 2010 Annual Report, containing the financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 21st day of March, 2011, except where otherwise indicated.

VOTING QUESTIONS AND ANSWERS

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 16, 2011. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

●	the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders; and

●	the appointment of KPMG LLP as auditors of the Corporation, to serve until the close of the next annual meeting.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Who is soliciting my proxy?

The management of Husky is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation's transfer agent Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Form of Proxy?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) on April 25, 2011, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my shares and how will they be voted if I return a Form of Proxy?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

■	FOR the election as Directors of those nominees set out in this Circular; and

■	FOR the appointment of KPMG LLP, as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Form of Proxy to vote my shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Form of Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)
completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. (Calgary time) on April 25, 2011, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)
delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. (Calgary time) on April 25, 2011, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Form of Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the proxy and vote in person.

How many shares are entitled to vote?

As of February 28, 2011, there were 890,708,795 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 16, 2011.

What if the ownership of my shares has been transferred after March 16, 2011?

Any transferee or person acquiring Common Shares after March 16, 2011 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky's transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation, as at February 28, 2011 no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

Name	Number of Common Shares	Percentage of Common Shares

L.F. Investments (Barbados) Limited	322,374,830(1)	36.19%
Hutchison Whampoa Luxembourg Holdings S.a.r.l.	307,720,996 (2)	34.55%

NOTES:

(1)
L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and a trust of which members of Mr. Li's family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting shares.

(2)
U.F. Investments SAr.l. changed its name effective October 22, 2010 to Hutchison Whampoa Luxembourg Holdings SALL Hutchison Whampoa Luxembourg Holdings SALL is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing holds an indirect 2.14% interest and trusts of which members of Mr. Li's family are discretionary beneficiaries hold an indirect 40.43% interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

BUSINESS OF THE MEETING

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2010 and the Auditor's Report for these statements will be received at the Meeting. These statements and the Auditor's Report are contained in the 2010 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting of Shareholders and this Circular.

Election of Directors

At the Meeting, it is proposed that 15 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biography for at least the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2010 and the approximate number of deferred share units (DSUs) held as of December 31, 2010 is set out below. The information contained herein is based upon information furnished by the respective nominees.

Management and the Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed.

LI, VICTOR T.K. (Non-Independent) Hong Kong Age: 46 Co-Chair Director since August 25, 2000 Common Shares: nil DSUs: nil
Mr. Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure company) and of CK Life Sciences Intl., (Holdings) Inc. (a biotechnology company); Executive Director of Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited) (a holding company); and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li is a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China and he is also a member of the Commission on Strategic Development and the Council

for Sustainable Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce, and was a member of the Greater Pearl River Delta Business Council for the Hong Kong Special Administrative Region. Mr. Li is also the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering, a Master of Science degree in Structural Engineering and an honorary degree, Doctor of Laws, honoris causa (LL.D).

FOK, CANNING K.N. (Non-Independent) Hong Kong Age: 59 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000 Common Shares: 250,000 DSUs: nil
Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited.

Mr. Fok is also a director and Chairman of Hutchison Harbour Ring Limited (an investment holding company), Hutchison Telecommunications International Limited (a telecommunications company), Hutchison Telecommunications Hong Kong Holdings Limited (a telecommunications company), Hutchison Telecommunications (Australia) Limited (a telecommunications company), and Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited) (a holding company); a director and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited; and a director of Cheung Kong (Holdings) Limited. Mr. Fok was also a director of Hanny Holdings Limited from 1992-2005, Panvas Gas Holdings Limited from 2002-2006 and Partner Communications Company Ltd. from 1998 to 2009.

Mr. Fok holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

BRADLEY, STEPHEN E. (Independent) Hong Kong Age: 52 Director since July 27, 2010 Common Shares: nil DSUs: nil
Mr. Bradley is a director of Broadlea Group Ltd., Senior Representative (China), Grosvenor Ltd., Vice Chairman, ICAP (Asia Pacific) and a director of Swire Properties Ltd. and Special Advisor to the Chief Executive Officer of Rio Tinto Ltd.

Mr. Bradley entered the Foreign and Commonwealth Office in 1981 and served in various capacities including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, DHM & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley retired from the HM Diplomatic Service in 2009.

FULLERTON, R. DONALD (Independent) Ontario, Canada Age: 79 Chair of the Audit Committee Director since May 1, 2003 Common Shares: 10,000 DSUs: 14,514
Mr. Fullerton is a director of the Li Ka Shing (Canada) Foundation and 3ltalia S.p.A.

During his career Mr. Fullerton has served as a director of a number of public and private companies both domestic and international including Asia Satellite Telecommunications Holdings Limited from 1996 to 2006; George Weston Limited (a holding company) from 1991 to 2005; Partner Communications Company Ltd. from 2003 to 2005; and CIBC from 1974 to 2004.

Mr. Fullerton holds a Bachelor of Arts degree.

GHOSH, ASIM (Non-Independent, Management) Calgary, Alberta Age: 63 President & Chief Executive Officer Director since May 1, 2009 Common Shares: 39,000 DSUs: nil
Mr. Ghosh was appointed the President & Chief Executive Officer of Husky Energy Inc. on June 1, 2010. Prior thereto Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone Essar Limited (a telecommunications company) until March 2009.

Mr. Ghosh began his career with Procter & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O'Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations. In 1989, Mr. Ghosh moved to India as the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Limited. In August 1998, he became Managing Director and Chief Executive Officer of the company that would become Vodafone Essar Limited.

Mr. Ghosh obtained an undergraduate degree in Electrical Engineering from the Indian Institute of Technology in 1969 and an MBA from the Wharton School, University of Pennsylvania in 1971.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He is an independent director of Kotak Bank, a listed Indian Bank, and was on the Board of Directors of Vodafone Essar Limited until February 2010.

GLYNN, MARTIN J.G.
(Independent)
British Columbia,
Canada
Age: 59
Chair of the Corporate
Governance Committee and
Member of the Compensation
Committee
Director since August 25, 2000

Common Shares: nil
DSUs: 10,470

Mr. Glynn is a director of Hathor Exploration Limited (a mining exploration company), VinaCapital Vietnam Opportunity Fund Limited (an investment fund), MF Global Holdings Ltd. (a futures and options broker), Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

Mr. Glynn was a director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn holds a Bachelor of Arts, Honours degree and a Masters degree in Business Administration.

KOH, POH CHAN (Non-Independent) Hong Kong Age: 62 Director since August 25, 2000 Common Shares: nil DSUs: nil
Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants and the Chartered Institute of Taxation in the U.K.

MA, FREDERICK S.H. (Independent) Hong Kong Age: 58 Member of the Audit Committee and the Health, Safety and Environment Committee Director since July 27, 2010 Common Shares: nil DSUs: nil
Mr. Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. In July 2002, he joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007. In October 2008, he was appointed an Honorary Professor of the School of Economics and Finance at the University of Hong Kong. In July 2009, he was appointed as a Member of the International Advisory Council of China Investment Corporation. He is the Chairman and Non-Executive Director of China Strategic Holdings Limited, a Hong Kong listed company.

Mr. Ma graduated from the University of Hong Kong with a Bachelor of Arts (Honours) degree in economics and history.

MAGNUS, GEORGE C. (Independent) Hong Kong Age: 74 Member of the Audit Committee Director since July 27, 2010 Common Shares: 30,000 DSUs: 1,563
Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and Deputy Chairman of Cheung Kong (Holdings) Limited from 1985 until his retirement from these positions in October 2005. He has been a Non-executive Director of Cheung Kong (Holdings) Limited since November 2005. He is also a Non-executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited), all listed companies.

Mr. Magnus holds a Master's degree in Economics.

RUSSEL, COLIN S.
(Independent)
Gloucestershire, United
Kingdom
Age: 70
Member of the Audit Committee and Health, Safety and Environment Committee
Director since February 4, 2008

Common Shares: nil
DSUs: 7,418

Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Intl., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received his Master's degree in Business Administration and a degree in electronics engineering from McGill University, Canada.

SHAW, WAYNE E. (Independent)
Ontario, Canada
Age: 66
Member of the Corporate Governance Committee and the Health, Safety and Environment Committee
Director since August 25, 2000

Common Shares: 16,000
DSUs: 14,129

Mr. Shaw is a Senior Partner with Stikeman Elliott LLP, Banisters and Solicitors. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation.
Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree.

SHURNIAK, WILLIAM (Independent) Saskatchewan, Canada Age: 79 Deputy Chair and member of the Audit Committee Director since August 25, 2000 Common Shares: 11,959 DSUs: nil
Mr. Shurniak is a director of Hutchison Whampoa Limited and a director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak holds an Honorary Doctor of Laws degree from the University of Saskatchewan and from The University of Western Ontario and in 2009 he was awarded the Saskatchewan Order of Merit.

SIXT, FRANK J. (Non-Independent) Hong Kong Age: 59 Member of the Compensation Committee Director since August 25, 2000 Common Shares: 36,000 DSUs: nil
Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also the Non-executive Chairman and a director of TOM Group Limited; Executive Director of Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited); a director of Cheung Kong (Holdings) Limited, Hutchison Tele-communications International Limited, Hutchison Tele-communications (Australia) Limited and Partner Communications Company Ltd. Mr. Sixt is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors will consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release will be issued by the Corporation announcing the Board of Directors' determination. Any director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Other Public Company Directorships/Committee Appointments

The directorships and committee appointments of Husky's directors in other public companies are set forth below:

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Victor T.K. Li
Cheung Kong (Holdings) Limited
Hutchison Whampoa Limited
CK Life Sciences Intl., (Holdings) Inc.
Cheung Kong Infrastructure
    Holdings Limited
Power Assets Holdings Limited (formerly
    Hongkong Electric Holdings Limited)

		Remuneration Committee Remuneration Committee and Executive Committee	Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong
Canning K.N. Fok
Cheung Kong (Holdings) Limited
Hutchison Whampoa Limited
Cheung Kong Infrastructure
    Holdings Limited
Hutchison Telecommunications
    International Limited
Hutchison Harbour Ring Limited
    Hutchison Telecommunications
    (Australia) Limited

Power Assets Holdings Limited (formerly
    Hongkong Electric Holdings Limited)
Hutchison Telecommunications Hong
    Kong Holdings Limited
		Remuneration Committee (Chair) Remuneration Committee (Chair) Governance and Nominations Committee (Chair) and Compensation Committee (Chair) Remuneration Committee (Chair)	Hong Kong Hong Kong Hong Kong Hong Kong(1) Hong Kong Australian Hong Kong Hong Kong

Bradley, Stephen E.	Nil
R. Donald Fullerton	Nil
Asim Ghosh	Kotak Mahindra Bank Limited	Customer Services Committee (Chair) and Investor Relations Committee (Chair)	Bombay Stock Exchange, National Stock Exchange of India
Martin J.G. Glynn	Hathor Exploration Limited VinaCapital Vietnam Opportunity Fund Limited MF Global Holdings Ltd. Sun Life Financial Inc. Sun Life Assurance Company of Canada
Audit Committee, Compensation
Committee and Special M&A
Committee
Audit Committee, Valuation
Committee and Compensation
Committee
Audit Committee and
Compensation Committee
Investment Oversight Committee
and Audit Committee
TSX Venture London AIM NYSE TSX, NYSE -
Poh Chan Koh	Nil
Eva L. Kwok	CK Life Sciences Intl., (Holdings) Inc. Cheung Kong Infrastructure Holdings Limited	Audit Committee and Remuneration Committee Audit Committee	Hong Kong Hong Kong

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Stanley T.L. Kwok	Cheung Kong (Holdings) Limited	Audit Committee and Remuneration Committee	Hong Kong
Ma, Frederick S.H.	China Strategic Holdings Limited		Hong Kong
Magnus, George C.	Hutchison Whampoa Limited Cheung Kong Infrastructure Holdings Limited Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited) Cheung Kong Holdings Ltd.		Hong Kong Hong Kong Hong Kong Hong Kong
Colin S. Russel	Cheung Kong Infrastructure Holdings Limited CK Life Sciences Intl., (Holdings) Inc. ARA Asset Management Pte. Ltd.	Audit Committee (Chair) and Remuneration Committee Audit Committee and Remuneration Committee Audit Committee and Remuneration and Nomination Committee	Hong Kong Hong Kong Singapore
Wayne E. Shaw	Nil
William Shurniak	Hutchison Whampoa Limited	Audit Committee	Hong Kong
Frank J. Sixt
Cheung Kong (Holdings) Limited
Hutchison Whampoa Limited
Cheung Kong Infrastructure
    Holdings Limited
Power Assets Holdings Limited (formerly
    Hongkong Electric Holdings Limited)
Hutchison Telecommunications
    (Australia) Limited
Hutchison Telecommunications
    International Limited
TOM Group Limited
Partner Communications Company Ltd.

		Audit Committee Remuneration Committee (Chair) Audit Committee (Chair)	Hong Kong Hong Kong Hong Kong Hong Kong Australian Hong Kong(1) Hong Kong Tel Aviv

NOTE:

(1) American depository shares are listed on the New York Stock Exchange.

Director Compensation

During the financial year ended December 31, 2010 directors of the Corporation were paid an annual fee of $85,000. The Chairs of the Committees of the Board of Directors (other than the Audit Committee) were paid an annual fee of $7,000 and the Chair of the Audit Committee was paid an annual fee of $15,000. In addition, the other directors serving on the Audit Committee received an annual fee of $10,000. Directors serving on any other Committee of the Board of Directors received an annual fee of $5,000. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. During the financial year ended December 31, 2010, the directors of the Corporation earned compensation in the aggregate amount of $1,457,167.

Effective January 1, 2005 the Board of Directors approved the implementation of a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors' fees to be so used and can specify a portion of their directors' fees to be used for DSUs, the purchase of Common Shares and the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director's account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director's term of service and are not paid out until the director leaves the Board of Directors, providing them with an ongoing stake in Husky during the term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Independent directors appointed prior to 2005 were expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs, by May 1, 2010. Independent directors that are appointed after 2005 must do so over a five year period from the date of appointment. All of the independent directors are currently in compliance with this security ownership requirement. The Corporation does not have a retirement policy for directors.

The following table sets out the compensation paid to directors for the Corporation's most recently completed financial year.

Director Compensation Table(1)

Name	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer (5)	Total Fees (5)	Share-based Awards ($)
					DSUs	Common Shares
Victor T.K. Li	85,000			85,000
Canning K.N. Fok	85,000	7,000		92,000
R. Donald Fullerton	85,000	15,000		- (2)	100,000
Stephen E. Bradley(3)	35,417		-	84,917(4)
Martin J.G. Glynn	85,000	7,000	10,833	175,833(5)
Poh Chan Koh	85,000			85,000
Eva L. Kwok	85,000	-	10,000	- (2)	95,000
Stanley T.L. Kwok	85,000	7,000		92,000
Frederick S.H. Ma(3)	35,417		6,250	91,167(4)
George C. Magnus(3)	35,417	-	4,166	- (2)	39,583
Colin S. Russel	85,000	-	15,000	- (2)	100,000
Wayne E. Shaw	85,000		10,000	- (2)	95,000
William Shurniak	85,000		10,000	- (2)		95,000(6)
Frank J. Sixt	85,000		5,000	90,000

NOTES:

(1)	The fees paid to Asim Ghosh and John C.S. Lau for services as a director are included in the Summary Compensation Table for Named Executive Officers.

(2)
Indicates that the individual director chose to receive 100% of all annual directors fees in the form of Common Shares or DSUs pursuant to the terms of the Corporation's Share Accumulation Plan for Directors.

(3)	The fees paid to Messrs. Bradley, Ma and Magnus were pro-rated from the date of their appointment to the Board on July 27, 2010.

(4)
Messrs. Bradley and Ma also each received $49,500 for serving on the Independent Committee of the Board of Directors that reviewed the potential spin-out of the Corporation's south-east Asia assets. The Independent Committee was formed effective May 1, 2010 and reported to the Board of Directors on November 20, 2010. During the term of its mandate it met ten times.

(5)	Mr. Glynn also received $73,000 for serving as Chairman of the Independent Committee of the Board of Directors that reviewed the potential spin-out of the Corporation's south-east Asia assets.

(6)	In accordance with the terms of the Corporation's Share Accumulation Plan for Directors, Mr. Shumiak received a cash payment of $67.97 for fractional Common Shares.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2010 held by the directors of the Corporation. The non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors.

Share-based Awards
Namely	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
	DSUs Common Shares
Victor T.K. Li		-
Canning K.N. Fok
Stephen E. Bradley
R. Donald Fullerton	14,514	385,347
Martin J.G. Glynn	10,470	277,979
Poh Chan Koh
Eva L. Kwok	15,033	399,126
Stanley T.L. Kwok
Frederick S.H. Ma
George C. Magnus	1,563	41,498
Colin S. Russel	7,418	196,948
Wayne E. Shaw	14,129	375,125
William Shurniak
Frank J. Sixt

NOTES:

(1)
Information with respect to share-based awards and option-based awards held by Asim Ghosh and John C.S. Lau is included in the Outstanding Share-Based Awards and Option-Based Awards for Named Executive Officers.

(2)	Based on the closing price of the Common Shares on December 31, 2010 of $26.55.

The following table sets out the total value of the DSUs and Common Shares held by the directors based on a closing price of the Common Shares on December 31, 2010 of $26.55.

Equity Ownership as at December 31,
2010
			Total Value of Equity Investment
Name	Common Shares (#)	DSUs (#)	at December 31, 2010
Victor T.K. Li
Canning K.N. Fok	250,000		6,637,500
Stephen E. Bradley
R. Donald Fullerton	10,000	14,514	650,847
Martin J.G. Glynn		10,470	277,979
Poh Chan Koh
Eva L. Kwok	10,000	15,033	664,626
Stanley T.L. Kwok	20,000		531,000
Frederick S.H. Ma
George C. Magnus	30,000	1,563	837,998
Colin S. Russel		7,418	196,948
Wayne E. Shaw	16,000	14,129	799,925
William Shurniak	11,959		317,511
Frank J. Sixt	36,000		955,800

Incentive Plan Awards — Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Asim Ghosh and John C.S. Lau is included in the table "Incentive Plan Awards — Value Vested or Earned During the Year" for Named Executive Officers. The non-executive directors of the Corporation do not receive option-based awards. Certain directors hold DSUs which do not vest until the director leaves the Board.

Mr. Shurniak chooses to receive Common Shares pursuant to the Corporation's Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 3,547 Common Shares received by Mr. Shurniak in 2010 based on the market value on the date of receipt is $67,810.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Eva L. Kwok was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). Frank J. Sixt was a director of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Mr. Victor T.K. Li was a director of Star River Investment Limited, a Hong Kong company, until June 4, 2005, which commenced creditors' voluntary winding up on September 28, 2004. The company was subsequently dissolved on June 4, 2005.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Audit Committee, propose that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The Corporation's compensation program (the Compensation Program) is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation's business objectives and create long-term value for the Corporation's shareholders. It is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options and performance share units). Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

Compensation Process

The Corporation's Compensation Program is administered by the Compensation Committee of the Board of Directors of the Corporation. Among its responsibilities, the Compensation Committee makes recommendations to the Board with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. During 2010, the stock option program was modified and the Corporation implemented a performance share unit plan for its executive officers and employees.

The President & Chief Executive Officer recommends to the Compensation Committee the individual annual base salaries and bonuses for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee.

The Compensation Committee strives to find a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward recent performance and equity incentive rewards encourage executive officers to continue to deliver results over a longer period of time and serve as a retention tool.

The Compensation Committee does not use formulas in determining the amount and mix of compensation. The Compensation Committee believes that solely using annual quantitative performance measures does not create the appropriate balance of incentive to build long-term shareholder value. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, a track record of integrity, good safety record, good judgment, the vision and ability to create further growth and the ability to lead others. The evaluation of an executive officer's performance against his or her stated objectives plays an important role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For annual long-term incentive awards, the Compensation Committee primarily considers an executive officer's potential for future successful performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by independent consultants. The Surveys look at salaries and other incentive programs in effect at comparative oil and gas companies in Canada and are employed as a reference by the Compensation Committee to assess the competitiveness of the Corporation's executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity.

Elements of Compensation

Base Salary

The base salary of each of the Corporation's executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. Remuneration is determined following a review of a comparative group of similar sized Canadian oil and gas companies. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to assess the competitiveness of its salary ranges for employees at large. In addition, the Corporation retained Towers Watson to provide specific recommendations on executive compensation to ensure the competitiveness of the Corporation's compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives. The Corporation paid $46,721 in total to Towers Watson for these services in 2010.

Short-term Incentive Program

The purpose of the corporate bonus plan is to relate a component of compensation directly to the achievement of stated objectives from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive is assessed on the same consistent basis with bonuses being determined only after the Corporation's financial results for the preceding financial year are known.

Long-term Incentive Compensation

Incentive Stock Option Plan

The Corporation has an Incentive Stock Option Plan (the Option Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward key employees and executives in relation to share price performance. The Option Plan is an integral component of the Corporation's total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executives with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short term incentive plan.

Pursuant to the Option Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to officers and employees of the Corporation (each an Eligible Person) options to purchase Common Shares of the Corporation. The exercise price at which

Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each option is five years, subject to the Board of Directors determining at the time of grant that a particular option will have a shorter or longer term, provided that no term shall exceed 10 years. Options will generally vest as to one-third on each of the first three anniversary dates of the date of grant of the options, subject to the right of the Board of Directors to determine, at the time of grant, that particular options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Option Plan). A portion of those options granted from April 2007 to May 2010 are subject to performance vesting. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Option Plan is presently fixed at 84,000,000 which represents approximately 9.4% of the Corporation's outstanding Common Shares as of February 28, 2011. Options for 8,870,000 Common Shares were granted in 2010, which represents 1.0% of the Corporation's outstanding Common Shares as at February 28, 2011. A total of 28,659,260 options are outstanding as of February 28, 2011 representing 3.2% of the Corporation's outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Option Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Option Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person, who is an insider, shall not exceed 1% of the issued and outstanding Common Shares. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death, any options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

On June 1, 2004 the Board of Directors approved amendments to the Option Plan which allow Eligible Persons to surrender their options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. As required by the rules of the TSX, upon the surrender of options the number of Common Shares reserved for issuance under the Option Plan is to be reduced by the number of options so surrendered.

On February 16, 2006, the Board of Directors amended the Option Plan to remove non-executive directors from the definition of "Eligible Person" in the Option Plan. As a result, the Option Plan no longer provides that non-executive directors may receive stock options pursuant to the Option Plan. Since the inception of the Option Plan, no stock options have been granted to non-executive directors.

On February 26, 2007 the Board of Directors further amended the Option Plan to (i) increase the number of Common Shares reserved for issuance upon exercise of stock options granted under the Option Plan; (ii) provide for performance vesting of options; (iii) include specific amending provisions; and (iv)

to extend the expiry date of stock options that would otherwise expire during trading black outs imposed pursuant to the Corporation's Corporate Communications, Disclosure and Insider Trading/Reporting Policy (Trading Policy). Shareholders of the Corporation approved these amendments to the Option Plan at the Annual and Special Meeting of Shareholders held on April 19, 2007.

The Board of Directors implemented performance vesting of stock options to more closely align optionholders' interests in the performance of the Corporation with the interests of shareholders. New options granted under the Option Plan between April 2007 and May 2010 vested under two different approaches. Of the total options granted, a specified number of the options will continue to vest in thirds over a three year period while the remaining options granted may vest in one-third increments if the Corporation's annual total shareholder return falls within certain percentile ranks relative to its industry peer group. This peer group consists of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation, and is currently composed of the following companies: Canadian Natural Resources Limited, Cenovus Energy Inc., Encana Corporation, Imperial Oil Limited, Nexen Inc., Suncor Energy Inc. and Talisman Energy Inc. Specifically, options would be exercisable as to 3313% of the options on each of the first, second and third anniversaries of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25, subject to earlier vesting as may be determined by the Board of Directors in accordance with the terms of the Option Plan. Any fractions are rounded to the nearest whole number.

Where a determination results in less than 33 1/3% of the options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable preceding year, then in the event the percentile rank is equal to or greater than 50 for the three year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of options that would have vested on each of the first, second and third anniversaries of the grant date if the percentile rank was 50, less the number of options that did vest in each such year, shall vest on the third anniversary of the grant date.

The Board of Directors implemented amendment provisions to the Option Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Option Plan without shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Option Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Option Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Option Plan was also amended to deal with situations where unexercised options expire during a trading blackout period imposed pursuant to the Trading Policy. The Option Plan was amended to allow for the expiry date of outstanding options to be extended five business days following the lifting of the black out period where the options expire during the black out period. In the event options expire on a date within five business days after the lifting of a black out period, the expiry date of the options shall be the fifth business day following the lifting of the black out period.

Effective May 6, 2010 the Board of Directors approved an amendment to the Option Plan to change the method of calculation of the fair market value of the Common Shares upon a holder of options surrendering their options for cash in lieu of exercise. The fair market value of the Common Shares is calculated as the weighted average trading price on the Common Shares on the TSX for the five days on which board lots of the Common Shares have traded following the date a holder of the options provides notice to the Corporation that it wishes to surrender their options to the Corporation in lieu of exercise. A minor amendment of a "housekeeping nature" was also made to clarify that the Board of Directors had delegated authority to the Compensation Committee to determine and award options.

On February 28, 2011 the Board of Directors approved a number of amendments to the Option Plan of a "housekeeping" nature and deleted performance vesting for all future option grants. New options granted since May 2010 vest in thirds over a three year period.

In determining the size of individual option grants the Compensation Committee receives the recommendations of the President & Chief Executive Officer, other than with respect to any options to be granted to him or her, and considers the aggregate number of Common Shares available under the Option Plan and the number of individuals to whom the Corporation wishes to grant options. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the options. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of option grants. The timing of option grants is neither date nor event specific. The Compensation Committee has delegated to the Chair of the Compensation Committee and the President & Chief Executive Officer final approval of all stock option grants. The Corporation's procedure for granting stock options entails the Corporation's Human Resources Department providing a list of option grant recommendations to the President & Chief Executive Officer for his consideration. Once he approves the option allocation the recommendations are sent to the Chair of the Compensation Committee of the Corporation for his consideration and approval. Once the Chair of the Compensation Committee has approved the allocation of stock options, a date that is at least five trading days after the date of approval of those allocations is set as the grant date and the exercise price is calculated as the five day weighted average trading price prior to the date of the grant, as provided for in the Option Plan. The Compensation Committee has the authority pursuant to the terms of the Option Plan to administer the Option Plan and to make amendments to the Option Plan, subject to regulatory and shareholder approval if required under the terms of the Option Plan or the rules of the TSX.

Performance Share Units

The Board of Directors implemented effective February 22, 2010 a Performance Share Unit Plan for its executive officers and employees (the PSU Plan) to replace the performance vesting program of stock options that was previously in place. Pursuant to the PSU Plan the Compensation Committee may grant officers and employees performance share units (PSUs) based on certain factors including (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation's competitors; (iii) the duties and seniority of the officer or employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purposes of the PSU Plan. Participation in the PSU Plan is voluntary.

The Compensation Committee awarded an aggregate of 245,000 PSUs to executive officers in 2010. Such PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation's annual total shareholder return falling within certain percentile ranks relative to the Corporation's industry peer group. This peer group consists of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation, and is currently composed of the following companies: Canadian Natural Resources Limited, Cenovus Energy Inc., Encana Corporation, Imperial Oil Limited, Nexen Inc., Suncor Energy Inc. and Talisman Energy Inc. With respect to the 2010 grant of PSUs, 40% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the two preceding calendar years, otherwise as to 40% of the PSUs granted multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25. The remaining 60% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the three preceding calendar years, otherwise as to 60% of the PSUs granted multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25.

Upon vesting the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of payment less withholding taxes.

The PSUs are non-transferable and, other than in the case of disability or death, terminate immediately upon the officer's or employee's termination with or without cause and upon voluntary resignation. Upon termination all PSUs held and all rights to receive a cash amount thereunder are forfeited by the grantee. In the event of disability the PSUs held by the grantee will continue to vest in accordance with their terms. In the event of death a portion of unvested PSUs held by the grantee shall vest effective the date of death determined in accordance with the terms of the PSUs and based on the number of months of service provided by the grantee since the grant date of the applicable PSUs.

Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefit plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance. The Compensation Committee believes that the Corporation's perquisites and benefit plans are reasonable and consistent with the Corporation's Compensation Program.

Compensation of the President & Chief Executive Officer

The compensation of Asim Ghosh, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

●	formulation of a long term strategic plan;

●	achievement of year end financial objectives including stabilization of production and reserve replacement; and

●	implementation of a financing plan to support the updated strategic plan.

Mr. Ghosh's compensation package contains significant pay at risk with base salary comprising less than 50% of his total compensation. According to the Surveys, Mr. Ghosh's total direct compensation and benefits in 2010 was below the 25th percentile of his peer group.

Total Cost of Compensation

During the financial year ended December 31, 2010, the Corporation and its principal operating subsidiary, Husky Oil Operations Limited, had 16 executive officers. The total cost to the Corporation of all executive officer compensation received by the Corporation's executive officers in 2010 amounted to $19,029,519 which is equal to 1.62% of the Corporation's net earnings for its recently completed financial year.

Performance Graph

The following performance graph compares the Corporation's cumulative total shareholder return on Common Shares over the period from December 31, 2005 to December 31, 2010, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Index.

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
Husky	100	135	157	115	116	107
S&P/TSX Composite Index	100	114	123	80	104	119
S&P/TSX Energy Index	100	103	108	69	93	102

The Corporation's executive officers receive long term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between

Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

Summary Compensation Table

The following table details compensation information for the financial year of the Corporation ended December 31, 2010 for the Corporation's President & Chief Executive Officer, Asim Ghosh, the Corporation's Vice President & Chief Financial Officer, Alister Cowan and the Corporation's three most highly compensated executive officers as at December 31, 2010, namely John C.S. Lau, President & Chief Executive Officer, Asia Pacific (and former President & Chief Executive Officer of the Corporation), Robert J. Peabody, Chief Operating Officer, Operations & Refining and William Watson, Chief Operating Officer, South East Asia (collectively, the Named Executive Officers).

Name and principal position	Year	Salary	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension value ($)(5)	All other compensation ($)(6)	Total Compensation ($)(7)
					Annual incentive plans(4)	Long- term incentive plans
Asim Ghosh(1) President & Chief Executive Officer	2010	707,292			TBD		63,656	103,351(8)	874,299

John C.S. Lau President & Chief Executive Officer, Asia Pacific	2010 2009 2008	1,512,000 1,512,000 1,477,750			TBD 3,029,070 3,029,000		136,080 136,080 132,998	113,581(1°) 225,226(10) 157,888(10)	3,643,685 4,902,376 4,797,636

Alister Cowan Vice President & Chief Financial Officer	2010 2009 2008	397,500 375,000 254,261(11)	306,653	1,882,024 626,458	281,075 232,210 184,800		19,875 18,750 12,500		1,631,561 625,960 3,227,780

Robert J. Peabody Chief Operating Officer, Operations & Refining	2010 2009 2008	732,500 710,000 700,000	306,653	2,776,219 626,458	386,100 293,650 268,600		36,625 35,500 35,000		2,083,336 1,039,150 1,003,600

William Watson(12) Chief Operating Officer, South East Asia	2010 2009 2008	437,955 450,000 386,667	219,038	501,167 632,221	233,650 208,600		21,180 24,563 3,000	273,046(13)	1,452,386 708,213 1,260,488

NOTES:

(1)	Mr. Ghosh was appointed President & Chief Executive Officer on June 1, 2010. His 2010 salary represents salary paid in 2010. Mr. Ghosh's 2010 annualized salary was $1,212,500.

(2)	Represents performance share units granted but not vested. See "Compensation Discussion and Analysis-Performance Share Units."

(3)
The Corporation has calculated the grant date fair value of the options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The Black-Scholes-Merton assumptions used by the Corporation for 2008 were (i) an initial expected useful life of 3.3 years; (ii) an expected annual dividend of $2.00 per share; (iii) a forfeiture rate of 13.4%; (iv) a range of volatilities from 28% (August grant) to 34.4% (December grant); (v) a range of risk-free interest rates from 1.69% (December grant) to 2.89% (August grant); and (vi) 86% vesting of performance based options. The Black-Scholes-Merton assumptions used by the Corporation for 2009 were (i) an initial expected useful life of 3.5 years; (ii) an expected annual dividend of $1.20 per share; (iii) a forfeiture rate of 12.9%; (iv) volatility of 36%; (v) risk-free interest rate of 1.92%; and (vi) 57% vesting of performance based options. The Black-Scholes-Merton assumptions used by the Corporation for 2010 were (i) an initial expected useful life of 3.6 years; (ii) an expected annual dividend of $1.20 per share; (iii) a forfeiture rate of 12.1%; (iv) a range of volatilities of 36.1% (May grant) to 36.2% (November grant); and (v) risk-free interest rate of 1.92%.

(4)
Bonuses are based on performance in the year prior to the year in which they are paid. The bonuses disclosed in the table for each year were earned in respect of performance for that year although paid in the following year. Bonuses for the Named Executive Officers for performance in each calendar year are paid effective April 1 in the following calendar year. For 2010 the performance bonus awards for Messrs. Ghosh and Lau were still to be determined by the Compensation Committee as at the date of this Circular.

(5)
Represents the Corporation's retirement plan contribution payments on behalf of the Named Executive Officers for the Corporation's most recently completed financial year. Only Mr. Cowan participates in the Corporation's defined contribution pension plan. The rest of the Named Executive Officers participate in the Corporation's group retirement savings plan and/or receive taxable cash.

(6)
Includes: (i) parking; (ii) vehicle allowance; and (iii) any unused vacation payouts, if applicable. The items included in All other compensation are paid in cash to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated no other Named Executive Officers received perquisites, including property or personal benefits not generally available to all employees that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer's total salary for the financial year.

(7)	Represents the aggregate of Salary, Share-based awards, Option-based awards, Annual incentive plans and All other compensation.

(8)	Includes $87,083 received for services as a director.

(9)	Mr. Lau retired as President & Chief Executive Officer of the Corporation on May 31, 2010.

(10)	Mr. Lau received $85,000 in each of 2009 and 2008 for services as a director and $49,583 for services as a director in 2010 until his retirement as a director on July 27, 2010.

(11)
Mr. Cowan was appointed Vice President & Chief Financial Officer of Husky Oil Operations Limited on April 28, 2008 and of Husky effective July 23, 2008. His 2008 salary represents salary paid in 2008. Mr. Cowan's 2008 annualized salary was $375,000.

(12)	Mr. Watson retired from the Corporation on December 3, 2010. His 2010 salary represents salary paid in 2010. Mr. Watson's 2010 annualized salary was $472,500.

(13)	Includes $250,000 received as a special contribution payment.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2010 held by the Named Executive Officers. None of the Named Executive Officers exercised any stock options in 2010.

		Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options	Number of performance share units that have not vested	Market or payout value of performance shares units that have not vested
Name	(#)(1)	($)	date	($)(2)	(#)	($)(3)
Asim Ghosh
John C.S. Lau	1,562,400	41.66	April 18, 2012
	400,000	26.08	May 29, 2015	188,000
Alister Cowan	450,000	45.02	August 7, 2013		35,000
	150,000	28.19	May 5, 2015
Robert J. Peabody	124,000	33.64	February 15, 2011		35,000
	188,976	41.66	April 18, 2012
	150,000	28.19	May 5, 2015
William Watson	93,334	41.66	April 18, 2012		25,000
	81,666	31.10	December 14, 2013
	120,000	28.19	May 5, 2015

NOTES:

(1)	Adjusted for the two-for-one share split on June 27, 2007, as applicable.

(2)	Based on the closing price of the Common Shares on December 31, 2010 of $26.55.

(3)	Would be equal to the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation's most recently completed financial year.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) (5)	Non-equity incentive plan compensation — Value earned during the year ($)
Asim Ghosh

John C.S. Lau

Alister Cowan

Robert J. Peabody

William Watson

NOTES:

(1)
Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date based on the difference between the closing market price of the Corporation's Common Shares on the vesting date and the exercise price of the options held.

(2)	The share-based awards consisting of performance share units granted to the Named Executive Officers will not vest until the second anniversary of the grant date.

Defined Contribution Pension Option Plan

The Named Executive Officers participate in a Corporation sponsored pension plan made available to all employees that provides employees with the flexibility to control their own retirement savings. Under this plan, the Corporation contributes a percentage of an employee's base pay each month, and the employee decides where to direct these contributions and how to invest the funds. Employees have the option to direct some or all of the contributions to one or a combination of: (i) a defined contribution pension plan; (ii) a group retirement savings plan; and (iii) taxable cash, if employees want to invest the contributions elsewhere. The contributions made on behalf of employees vary with years of continuous service with the Corporation ranging from 5% to 9% of base salary.

Where applicable the following table sets forth information in respect of the Corporation's defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation's most recently completed financial year. Only Mr. Cowan participates in the Corporation's defined contribution pension plan. The rest of the Named Executive Officers participate in the Corporation's group retirement savings plan and/or receive taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-Compensatory ($)(2)	Accumulated value at year end ($)
Asim Ghosh		-		-

John C.S. Lau		-		-

Alister Cowan	37,646	19,875	10,591	68,112

Robert J. Peabody				-

William Watson
NOTES:

(1)	Represents employer contributions.

(2)	Represents employee contributions and regular investment earnings (losses) on employer and employee contributions and any fees paid.

Employment Agreements

Other than Mr. Lau who does not have an employment agreement, all of the named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation's principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer's base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation's option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer's base annual salary. In addition, pursuant to the Option Plan the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers. The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2010 assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

	Salary Related	Benefits Related	Total
Name	($)	(5)	(5)
Asim Ghosh	2,425,000	363,750	2,788,750

Alister Cowan	810,000	121,500	931,500

Robert J. Peabody	1,480,000	222,000	1,702,000

NOTE:

(1) Mr. Watson has not been included in the table because he retired from the Corporation on December 1, 2010.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation's option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive

Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as at December 31, 2010 with respect to the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	29,540,652(1)	$37.04(1)	19,657,208(1)

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	29,540,652(1)	$37.04(1)	19,657,208(1)

NOTE:

(1) Reflects a two-for-one share split on June 27, 2007.

REPORTS OF OTHER COMMITTEES

Audit Committee Report

Information in respect of the composition of the Corporation's Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee's Mandate, the Audit Committee's policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2010 is set out under the heading "Audit Committee" in the Corporation's Annual Information Form dated March 8, 2011.

Membership

The Board of Directors appointed the current members of the Audit Committee on July 27, 2010 and reappointed R. Donald Fullerton to be the Chair of the Committee.

The Audit Committee has five members, including the Chair, and each is an independent director.

Mandate

A copy of the Audit Committee's Mandate is posted on the Corporation's website at www.huskyenergy.com.

Meetings - 2010

The Audit Committee held six meetings in 2010 and, among other matters, considered the following:

●
Reviewed and discussed (i) the year end 2009 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee; and (ii) the selection and role of the independent reserves auditor.

●	Met with the independent reserves auditor separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

●
Recommended the approval of the content and filing of the Corporation's statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2009.

●	Approved the fourth quarter news release pertaining to the fourth quarter 2009 financial results, pursuant to a delegation from the Board of Directors.

●	Received from management at each meeting an update on the status of the Corporation's implementation of International Financial Reporting Standards.

●
Reviewed and recommended to the Board of Directors for approval the 2009 Annual Information Form, the Management's Discussion and Analysis contained in the 2009 Annual Report and the audited consolidated financial statements for the year ended December 31, 2009, together with the auditors' report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the US Securities and Exchange Commission.

●
Approved the interim financial statements and press releases, including Management's Discussion and Analysis, for the three months ended March 31, 2010, for the six months ended June 30, 2010 and the nine months ended September 30, 2010 pursuant to a delegation from the Board of Directors.

●
Reviewed and recommended to the Board of Directors for approval the external auditor's fees for 2010 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation's external auditors for 2010 and that the shareholders be asked to reappoint KPMG as the Corporation's external auditors for 2010.

●
Received reports from, and met with, the external auditors to discuss the 2009 annual audit, the results of the audit, their assessment of the Corporation's accounting and internal control over financial reporting, their Report of Independent Registered Public Accounting Firm and their statement on independence from the Corporation. The external auditors attended all meetings and met six times with the Audit Committee separate from management.

●
Received four reports from and met with the Corporation's internal auditor to discuss business control and compliance audits conducted by internal audit. The internal auditor attended all meetings and met five times with the Audit Committee separate from management.

●	Received at each meeting a risk management report from management.

●	Reviewed and approved the Internal Audit Plan for 2010.

●	Received management's report on the assessment of internal controls over financial reporting.

●	Reviewed and approved amendments to the Audit Committee Charter.

●	Reviewed at each meeting the Audit Committee Charter Checklist.

●
Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

●	Reviewed and approved the external auditors' engagement letter, audit plan for 2010 and KPMG LLP's proposed fees for 2010.

●	Reviewed the Corporation's insurance coverage.

●	Approved certain audit related and non-audit services provided by the external auditors.

●	Received an information technology update from management.

Meetings - First Quarter 2011

The Audit Committee held two meetings in the first quarter of 2011 and, among other matters, considered the following:

●
Reviewed and discussed (i) the year end 2010 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee; and (ii) the selection and role of the independent reserves auditor.

●	Approved the fourth quarter news release pertaining to the fourth quarter 2010 financial results, pursuant to a delegation from the Board of Directors.

●
Reviewed and discussed with management and the external auditors the 2010 Annual Information Form, Management's Discussion and Analysis contained in the 2010 Annual Report and the audited consolidated financial statements for the year ended December 31, 2010 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

Report presented by:

R. Donald Fullerton, Chair
Frederick S.H. Ma
George C. Magnus
Colin S. Russel

William Shurniak

Compensation Committee Report

Membership

The Board of Directors appointed the current members of the Compensation Committee on July 27, 2010 and reappointed Canning K.N. Fok to be the Chair of the Committee.

The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two directors are independent of management.

Mandate

A copy of the Compensation Committee's Mandate is posted on the Corporation's website at www.huskyenergy.com.

Meetings - 2010

The Compensation Committee held two meetings in 2010 and among other matters considered the following:

●	The corporate budget for salary and bonuses.

●	Reviewed and discussed with the President & Chief Executive Officer the President & Chief Executive Officer's recommendations for 2010 compensation to the Corporation's executive officers.

●	Reviewed the President & Chief Executive Officer's objectives for 2009 and determined the bonus payable to the President & Chief Executive Officer based on the achievement of those objectives.

●	Reviewed and approved the new President & Chief Executive Officer's compensation for 2010.

●	Reviewed and approved amendments to the Corporation's Incentive Stock Option Plan and established a performance share unit program.

Meetings - First Quarter 2011

The Compensation Committee held one meeting in the first quarter of 2011 at which it reviewed with the President & Chief Executive Officer 2010 bonuses and 2011 salaries for the Corporation's executive officers, the 2011 salary planning budget, the annual LTIP Allocation Guidelines, including Lead Officers' incentives, and administrative amendments to the Option Plan. The Compensation Committee also, without the President & Chief Executive Officer present, reviewed and set the 2010 bonus and 2011 salary for the President & Chief Executive Officer.

Report presented by:

Canning K.N. Fok, Chair
Martin J.G. Glynn
Eva L. Kwok
Frank J. Sixt

Corporate Governance Committee Report

Membership

The Board of Directors appointed the current members of the Corporate Governance Committee on July 27, 2010 and reappointed Martin J.G. Glynn to be the Chair of the Committee.

The Corporate Governance Committee has three members, including the Chair, and each member is an independent director.

Mandate

A copy of the Corporate Governance Committee's Mandate is posted on the Corporation's website at www.huskyenergy.com.

Meetings - 2010

The Corporate Governance Committee held three meetings in 2010 and, among other matters, considered the following:

●	Reviewed the mandates of the Board of Directors and of the board committees and recommended proposed revisions.

●	Reviewed and approved the Statement of Corporate Governance Practices in the 2010 Management Information Circular including the disclosure regarding director independence.

●	Reviewed and recommended additional materials for the Directors Handbook and enhancements to the Directors' education program.

●	Reviewed director compensation and director share ownership requirements.

●	Reviewed the membership of the Committees of the Board of Directors and the current Committee Chairs and proposed changes for 2010.

●	Reviewed candidates for the Board of Directors. Recommended to the Co-Chairs proposed membership on committees of the Board of Directors.

●	Reviewed the composition of an independent committee of the Board of Directors to consider a proposal regarding Husky Asia.

●	Reviewed and managed the process of communicating the results of the 2010 Director Assessment Surveys.

●	Reviewed the director skills matrix.

●	Reviewed the agenda items for the meetings of the Board of Directors to be held in 2011.

●
Determined that the 2011 corporate governance priorities for 2011 would include risk management, the communications policy, director education and the orientation of new directors, a report from Investor Relations, a yearly corporate gap assessment in respect of evolving best practices, a review of director compensation and a review of any new corporate governance requirements as they develop.

Meetings - First Quarter of 2011

The Corporate Governance Committee held one meeting in the first quarter of 2011 and, among other matters, reviewed and recommended to the Board of Directors the approval of the Statement of Corporate Governance Practices which can be found in Schedule "A" of this Circular, including the assessment of director independence.

Report presented by:

Martin J. G. Glynn, Chair
Eva L. Kwok
Wayne E. Shaw

Health, Safety and Environment Committee Report

Membership

The Board of Directors appointed the current members of the Health, Safety and Environment Committee on July 27, 2010 and reappointed Stanley T.L. Kwok as the Chair of the Committee.

The Health, Safety and Environment Committee has four members, including the Chair, and each member is an independent director.

Mandate

A copy of the Health, Safety and Environment Committee's Mandate is posted on the Corporation's website at www.huskyenergy.com.

Meetings - 2010

The Health, Safety and Enviromnent Committee held three meetings in 2010 and among other matters considered the following:

●	Reviewed the Husky Operational Integrity Management System.

●	Reviewed 2009 HS&E performance and 2010 targets.

●	Reviewed 2009 critical incidents.

●	Reviewed 2010 HS&E focus including upstream environmental operations, upstream liability management and midstream/downstream environmental operations.

●	Reviewed emerging issues.

●	Following the BP Gulf of Mexico well blowout, reviewed with management the Corporation's East Coast Canada and South East Asia offshore operations and corporate emergency response preparedness.

●	Reviewed the HS&E 2010 Accomplishments and 2011 Business Plan.

●	Reviewed the Sunrise HS&E Update.

Report presented by:

Stanley T.L. Kwok, Chair
Frederick S.H. Ma
Colin S. Russel
Wayne E. Shaw

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Corporation's directors, executive officers or companies or persons that beneficially own or control or direct, directly or indirectly, or a combination of both, more than 10 percent of the Corporation's Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries which has not been previously disclosed.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fmancial year ended December 31, 2010, contained in the Corporation's Annual Report for the year ended December 31, 2010. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation's website at www.huskyenergy.com and on SEDAR at www.sedar.com.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation (the Board) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation's governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Corporation's governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures which are monitored and reviewed on a continuous basis.

On June 30, 2005, the Canadian Securities Administrators (CSA) adopted (i) rules regarding corporate governance best practices; and (ii) amendments to the rules relating to audit committees, through the implementation of National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 — Corporate Governance Guidelines (NP 58-201) and amendments to National Instrument 52-110 — Audit Committees (NI 52-110). NI 58-101 and NP 58-201 replaced the Toronto Stock Exchange's disclosure requirement and guidelines. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board has determined that the Corporation's governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an "independent director" is one who has no direct or indirect material relationship with the issuer. A "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is "independent". To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen Bradley, R. Donald Fullerton, Martin J.G. Glynn, Eva L. Kwok, Stanley T.L. Kwok, Frederick S.H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, and Frank J. Sixt are not "independent" within the meaning of NI 58-101 because they are executive officers of affiliates of the Corporation's principal shareholders. Asim Ghosh is not independent as he is President & Chief Executive Officer of the Corporation.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Of the 15 proposed nominees for election to the Board, 10 are "independent" under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

The other directorships which the Corporation's directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out at pages 11 and 12 of this Circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During 3 of the 6 Board meetings held during 2010 a portion of the meeting was held without management present. In addition, a portion of 6 of 15 Committee meetings in 2010 were held without management present. Although four of the five non-independent directors are not independent under NP 58-201 because, as described above, they are executive officers of affiliates of the Corporation's principal shareholders or otherwise, the Board is of the view that those directors exercise independent judgment in the Corporation's best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met twice in 2010 without management and the non-independent directors being present.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed Co-Chairs of the Board, each of whom is not "independent" under NP 58-201 as each is an executive officer of affiliates of the Corporation's principal shareholders. Although not independent under NP 58-201, the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation's best interests in the same way as the independent directors do.

The principal responsibilities of the Co-Chairs include overseeing the Board's effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board's independence from management, and the general administration of the Board's relationship with the President & Chief Executive Officer and the other senior officers of the Corporation.

The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, which is composed of independent directors,

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and the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The following table summarizes the meetings of the Board and its Committees held during 2010 and the attendance of the individual directors of the Corporation at such meetings.

Meetings of the Board and Committees
Director	Board	Audit	Compensation	Health, Safety and Environment	Corporate Governance
Victor T.K. Li	5/6 (Co-Chair)
Canning K.N. Fok	6/6 (Co-Chair)		3/3 (Chair)
Stephen E. Bradley(1)	2/2				-
R. Donald Fullerton	6/6	6/6 (Chair)	-
Asim Ghosh(2)	6/6			1/1	-
Martin J.G. G1ynn(3)	6/6	5/5	3/3		3/3 (Chair)
Poh Chan Koh	6/6				-
Eva L. Kwok	6/6	-	2/3		3/3
Stanley T.L. Kwok	6/6			3/3 (Chair)
John C.S. Lau(4)	4/4
Frederick S.H. Ma(5)	2/2	1/1		1/1
George C. Magnus(6)	2/2	1/1			-
Colin S. Russel	6/6	6/6		3/3	-
Wayne E. Shaw	6/6	-		3/3	2/3
William Shurniak	5/6	6/6
Frank J. Sixt	6/6	-	3/3

The Board's Mandate provides a target of 100% for attendance at Board and committee meetings.

NOTES:

(1)	Mr. Bradley was appointed a director on July 27, 2010
(2)	Mr. Ghosh resigned from the Health, Safety & Environment Committee effective June 1, 2010
(3)	Mr. Glynn did not stand for reappointment to the Audit Committee on July 27, 2010
(4)	Mr. Lau resigned as a director effective July 27, 2010
(5)	Mr. Ma was appointed a director on July 27, 2010. He was appointed to the Audit Committee and the Health, Safety & Environment Committee on the same date.
(6)	Mr. Magnus was appointed a director on July 27, 2010. He was appointed to the Audit Committee on the same date.

2.	Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board's Mandate, setting out its duties and responsibilities, is attached to this Schedule "A" as Appendix "1". The Board, as a whole, regularly reviews its Mandate.

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3.	Position Descriptions

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such person.

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under 1(f).

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed regularly.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation's website at www.huskyenergy.com.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation's operations that are not specifically reserved to the Board under the Board's Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation's overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer's specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually.

A copy of the Duties and Responsibilities for the President & Chief Executive Officer can be found on the Corporation's website at www.huskyenergy.com.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.

The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. In addition, all directors receive a Board Handbook containing, among other things, the Board's Mandate, the articles and by-laws of the Corporation, an organization

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chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Mandates and various corporate policies.

New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education forits directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation's business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors, and if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board's continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities.

During 2010, the Board received management presentations on the following topics as part of the continuing directors' education program: (i) the Sunrise Project update; and (ii) East Coast update. In addition, certain directors participated in site visits of the Corporation's major facilities.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers andemployees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has a Code of Business Conduct that is applicable to all directors, officers and employees of the Corporation. A copy of the Code of Business Conduct can be found on the Corporation's website at www.huskyenergy.com and at www.sedar.com. Pursuant to this Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law. The Code also establishes a process for employees to make anonymous reports of suspected illegal, unethical or improper conduct in violation of the Code. The Board, through the Audit Committee, monitors compliance with the Code, and is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2010.

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(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation's Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board. In 2010, no such transactions or agreements were brought before the Corporate Governance Committee.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board's responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation's articles and by-laws, (iii) the Board Mandate, (iv) the Corporation's Code of Business Conduct, (v) the Corporation's Corporate Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Terms of Reference of each of the Board Committees, and (vii) other corporate policies and applicable laws.

The Corporation's Corporate Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation's securities.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are reviewed by the Corporate Governance Committee and the Co-Chairs and, thereafter are presented to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding personal qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources) and personal characteristics, including integrity, judgment and communication skills. A copy of the Mandate of the Corporate Governance Committee describing the Committee's director nomination mandate can be found on the Corporation's website at www.huskyenergy.com.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee as this function is performed by the Board's Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

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(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board does not have a separate nominating committee.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Corporate Governance Committee reviews periodically the compensation paid to directors. In assessing compensation the Corporate Governance Committee reviews external surveys and other third party information pertaining to compensation paid by the Corporation's industry peers to their directors. The Corporate Governance Committee strives to set the compensation paid to the Corporation's directors at the median of that paid by other senior integrated oil and gas companies.

Effective January 1, 2007, the directors received annual retainers for serving on the Board, Committees of the Board and for serving as a Chair of any Board Committee as compensation for their activities as directors of the Corporation and are entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board and any Committees of the Board. See "Director Compensation" at pages 12 and 13 of this Circular for information on the cash compensation received by the directors in 2010. The directors, other than the President & Chief Executive Officer of the Corporation, are not eligible to participate in the Corporation's Incentive Stock Option Plan.

The base salary of each of the Corporation's executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. See "Compensation Discussion and Analysis" on pages 17 to 22 of this Circular.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors and officers, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board's Compensation Committee is comprised of two independent directors and two non-independent directors. The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation's principal shareholders. The Board does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the senior executive officers or the general compensation programs for the Corporation.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The duties and responsibilities of the Board's Compensation Committee are as follows:

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1.
to establish industry benchmarks and comparables for the Corporation's approach to compensation and to determine the salary and benefits of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements;

2.	after considering the recommendation of the President & Chief Executive Officer, to determine.

(a)	the general compensation structure and policies and programs for the Corporation; and

(b)	the salary and benefit levels for the senior officers;

3.
to review the Corporation's long-term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans from time to time as it judges appropriate, and to approve any issuance or allocation under such plan in relation to any period and the terms thereof;

4.	to review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time;

5.	to review the other benefit programs for salaried personnel;

6.	to review and approve severance arrangements for senior officers;

7.	to deliver the annual report to shareholders on executive compensation required to be included in the management information circular for the annual meeting;

8.	to review annually and report to the Board on the effectiveness from a corporate governance point of view, of the organizational structure and succession planning processes of the Corporation;

9.	to review and monitor the overall employment environment of the Corporation; and

10.	to establish industry benchmarks and comparables for the Corporation's approval to compensation.

(d)
If a compensation committee consultant or advisor has, at any time since the beginning ofthe issuer's most recently completed financial year, been retained to assist in determining the compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

The Corporation retained Towers Watson during 2010 to assist in determining the compensation for the Corporation's directors and officers. The Compensation Committee reviewed the reports of Towers Perrin in making its decisions on base salary for executives.

The Corporation paid $46,721 in total to Towers Watson for these services in 2010.

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8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Health, Safety and Environment Committee is responsible for reviewing and recommending for approval by the Board updates to the health, safety and environmental policy, the development with management and achievement of specific environment objectives and targets, and for monitoring compliance with the Corporation's environmental policies.

The members of each Committee and the attendance record at Committee meetings is disclosed on page 3 of this Schedule "A".

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual directors and by a formal process involving the completion of annual surveys by all of the directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee and the Co-Chairs, discussed with the directors, as required and lodged for the record with the Corporate Secretary.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

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APPENDIX 1

HUSKY ENERGY INC.

BOARD OF DIRECTORS MANDATE

A.	STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-laws of Husky Energy Inc. (the "Corporation") and applicable laws, the Board of Directors of the Corporation (the "Board") has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President and Chief Executive Officer and senior management of the Corporation;

3.	assess the President and Chief Executive Officer's performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation's shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President and Chief Executive Officer. The Board will give direction and guidance, through the President and Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President and Chief Executive Officer is expected to keep senior management informed of the Board's evaluation of the senior management in achieving and complying with established corporate objectives.

B.	COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

(i)
appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

(ii)
elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time;

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President and Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President and Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

C.	MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President and Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.	SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.
Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President and Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.
Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President and Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.
With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation's business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation's management:

(i)
Delegate to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President and Chief Executive Officer.

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(ii)
With advice from the Compensation Committee, establish the duties and responsibilities of the President and Chief Executive Officer and assess and evaluate the performance of the President and Chief Executive Officer against such standards.

(iii)	Approve operational policies within which senior management will operate.

(iv)	Take reasonable steps to ensure the Corporation has management of the highest caliber.

(v)	Take reasonable steps to ensure that the President and Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

(vi)
With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance (responsibility being carried out primarily through the appointment of the President and Chief Executive Officer as the Corporation's business leader).

(vii)	Keep in place adequate and effective succession plans for the President and Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation's annual fmancial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation's internal controls and management information systems.

7.
Approve the Corporation's communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation's major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

(i)	the establishment of regular "in camera sessions" without the President and Chief Executive Officer and senior management being present; and

(ii)	the engagement of outside advisers, at the Corporation's expense.

Effective Date: February 24, 2010

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Husky Energy

707 Eighth Avenue S.W. Calgary, Alberta T2P 3G7
www.huskyenergy.com

Please recycle.
Printed in Canada.

.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 www.computershare.com

                Security Class

                Holder Account Number

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Form of Proxy - Annual General Meeting to be held on April 27, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

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6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Time, on Monday, April 25, 2011.

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Appointment of Proxyholder
I/We being holder(s) of HUSKY ENERGY INC. hereby appoint: THE UNDERSIGNED, being the holder of common shares of HUSKY ENERGY INC. (the “Corporation”) hereby nominates, constitutes and appoints Canning K.N. Fok of Hong Kong, a Co-Chairman and a director of the Corporation, or failing him, Asim Ghosh of Calgary, Alberta, President & Chief Executive Officer and a director of the Corporation

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual General Meeting of the shareholders of the Corporation to be held at 10:30 am (Calgary time) on the 27th day of April, 2011 and at any adjournment(s) thereof (the "Meeting"), and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

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1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Victor T.K. Li	☐	☐	02. Canning K.N. Fok	☐	☐	03. Stephen E. Bradley	☐	☐
04. R. Donald Fullerton	☐	☐	05. Asim Ghosh	☐	☐	06. Martin J.G. Glynn	☐	☐
07. Poh Chan Koh	☐	☐	08. Eva Lee Kwok	☐	☐	09. Stanley T.L. Kwok	☐	☐
10. Frederick S.H. Ma	☐	☐	11. George C. Magnus	☐	☐	12. Colin S. Russel	☐	☐
13. Wayne E. Shaw	☐	☐	14. William Shurniak	☐	☐	15. Frank J. Sixt	☐	☐

	For	Withhold
2. Appointment of Auditors The appointment of KPMG LLP, as auditors of the Corporation.	☐	☐

Upon any other business which may properly come before the Meeting or any adjournments(s) thereof, in such manner as the said proxyholder sees fit.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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